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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

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                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"). The address of the principal executive offices of Healthdyne is 1255 Kennestone Circle, Marietta, Georgia 30066. The title of the class of equity securities to which this Statement relates is Healthdyne's common stock, par value $0.01 per share (the "Healthdyne Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to a proposed tender offer which I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), and Invacare have publicly disclosed in a Tender Offer Statement on Schedule 14D-1, dated January 27, 1997 (the "Schedule 14D-1"), to purchase shares of Healthdyne Common Stock upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase") and the Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Invacare Offer"). Neither Invacare nor any of its affiliates are affiliated with Healthdyne and the Invacare Offer was not solicited by Healthdyne. The Schedule 14D-1 states that the principal executive offices of Invacare are located at 899 Cleveland Street, Elyria, Ohio 44035.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of Healthdyne, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between Healthdyne or its affiliates and (i) its executive officers, directors or affiliates and (ii) Invacare, its executive officers, directors or affiliates, is set forth below.

  Noncompetition Agreements.

     Certain Noncompetition Agreements between Healthdyne and Craig B. Reynolds, President and Chief Executive Officer, Jeffrey A. North, Vice President and Corporate Controller, and Robert E. Tucker, Senior Vice President -- Operations provide severance benefits (including severance payments equal to three times his average annual compensation from Healthdyne for the five years ending prior to his termination) upon termination of employment following a Change in Control as defined therein. These agreements are described on pages 10 and 11 of Healthdyne's Proxy Statement dated April 23, 1996 for the 1996 Annual Meeting of Shareholders of Healthdyne (the "Proxy Statement"). Pertinent portions of such pages are filed as Exhibit 1 hereto and are incorporated herein by reference.

     Healthdyne has also entered into Noncompetition Agreements with M. Wayne Boylston, Vice President -- Finance, Chief Financial Officer and Treasurer, Leslie R. Jones, Vice President, General Counsel and Secretary, and John L. Miclot, Senior Vice President -- Sales and Marketing (in Mr. Miclot's case, as amended on January 23, 1997), upon the identical terms and conditions as those Noncompetition Agreements set forth above.

     The foregoing summary is qualified in its entirety by the Noncompetition Agreements, a copy of the form of which is filed as Exhibit 2 and is incorporated herein by reference.

  Stock Option Plans.

     Employee Stock Option Plans. Employees of Healthdyne hold options to purchase shares of Healthdyne's Common Stock pursuant to the Stock Option Plan (the "Option Plan"), the 1996 Stock Option Plan (the "1996 Plan") and the Stock Option Plan II (the "Option Plan II") (collectively the "Plans"). In May 1995 the Stock Option Committee distributed to the holders of outstanding options granted under the Option Plan a notice of acceleration of the exercise date of outstanding options conditional upon a "Change of Control Event" defined as (i) any "person" (as such term is used in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), becoming a "beneficial owner" (as defined in

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Rule 13d-3 promulgated pursuant to the Exchange Act), directly or indirectly, of securities representing 50% or more of the combined voting power of Healthdyne's then outstanding securities, or (ii) as a result of, or in combination with, any cash tender offer or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who are directors of Healthdyne before the Transaction ceasing to constitute a majority of the Board of Directors of Healthdyne or any successor to Healthdyne. On January 30, 1997, the Board of Directors of Healthdyne amended the Option Plan to provide that the Stock Option Committee give at least ten days notice of the potential Change of Control Event and the Option will become fully vested on the date of such notice.

     The 1996 Plan also provides for the acceleration of the exercise date of outstanding options granted under the 1996 Plan. In addition to the definition set forth above, a Change of Control Event is also defined as approval by Healthdyne's shareholders of the sale, transfer or other disposition of all or substantially all of the assets of Healthdyne. Additionally, the option agreement provides that the Stock Option Committee give at least ten days notice of the potential Change in Control Event and the options will become fully vested upon the date of such notice. All options granted under the Option Plan II are fully vested and therefore will not be accelerated upon a Change of Control Event.

     As of January 1, 1997, employees (or former employees), including executive officers, held options under the Plans to purchase an aggregate of 1,244,282 shares of Healthdyne Common Stock at a weighted average exercise price of $9.1874 per share (based on exercise prices ranging from $6.0406 to $11.875 per share). Not included in the foregoing are options granted under the Option Plan II to purchase 683,263 shares of Healthdyne Common Stock which are held by officers, directors and employees (or former employees) of Healthdyne's former parent corporation.

     The foregoing summary is qualified in its entirety by the Plans and their respective forms of agreement, copies of which are filed as Exhibits 3 through 8 and are incorporated herein by reference.

     Non-Employee Director Stock Option Plan. The non-employee directors of Healthdyne hold options to purchase Healthdyne Common Stock pursuant to Healthdyne's Non-Employee Director Stock Option Plan (the "Director Plan"). Pursuant to the Director Plan, if an optionee's service as a member of the Board of Directors is terminated or discontinued as a result of any extraordinary proceeding which results in a change in control of Healthdyne, his option will become immediately exercisable in full for 30 days prior to such proceeding.

     As of January 1, 1997, non-employee directors held options under the Director Plan to purchase an aggregate of 39,842 shares of Healthdyne Common Stock at a weighted average exercise price of $8.0509 per share (based on exercise prices ranging from $7.125 to $11.875 per share).

     The foregoing summary is qualified in its entirety by the Director Plan and form of agreement, copies of which are filed as Exhibits 9 and 10 and are incorporated herein by reference.

  Retirement Benefits.

     Healthdyne's executive officers and certain other employees participate in a Retirement Benefit Award Program. In the event of a "Change in Control" of Healthdyne, all benefits accrued to date under these Retirement Benefit Awards immediately vest and each executive officer may require Healthdyne to place in trust for the executive officer's benefit an amount of money equal to the present value of the vested benefits under the retirement program.

     The foregoing summary is qualified in its entirety by the form of Retirement Benefit Award Agreement and an amendment thereto, copies of which are filed as Exhibits 11 and 12 and are incorporated herein by reference.

  Split-Dollar Life Insurance.

     Healthdyne has entered into Split-Dollar Life Insurance Agreements ("Insurance Agreements") with the executive officers and certain other employees. If an employee dies prior to termination of employment

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with Healthdyne and prior to his or her Security Release Date (as defined in the
Insurance Agreements), the employee's designated beneficiary will be entitled to receive as a death benefit an amount equal to two and one-half times the employee's annual base salary at the time of death. To the extent that the death benefit under the Policy exceeds such amount, the balance of the death benefit shall be payable to Healthdyne. Healthdyne retains a security interest in the Policy until the employee's Security Release Date or until the employee terminates his or her employment on account of a "Qualifying Termination." A Qualifying Termination occurs if (i) an employee's employment with the employer is terminated without cause or (ii) an employee terminates his or her employment with the employer for "good reason" within one year of a "Change of Control." After the employee is terminated as a result of a Qualifying Termination, however, the employee is entitled to exercise all of his or her ownership in the Policy without any limitation. Pursuant to the Retirement Benefits Awards, as amended, the value of the Policy is then offset against Healthdyne's obligations under the Retirement Benefit Award under certain circumstances.

     The definition of Change of Control under the Insurance Agreements is substantially the same as is set forth under Stock Option Plans above except that Change of Control under the Insurance Agreements also includes changes in the effective control of Healthdyne which occur on the date that either (i) any one person, or more than one person acting as a group, acquires ownership of stock of Healthdyne possessing 20% or more of the total voting power of the stock of Healthdyne or (ii) a majority of members of Healthdyne's Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of Healthdyne's Board of Directors who were directors prior to the date of the appointment or election of the first of such new directors.

     The foregoing summary is qualified in its entirety by the Insurance Agreements, a copy of the form of which is filed as Exhibit 13 and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (A) AND (B). AS MORE FULLY DESCRIBED BELOW, THE HEALTHDYNE BOARD OF DIRECTORS HAS RECOMMENDED THAT HEALTHDYNE SHAREHOLDERS REJECT THE INVACARE OFFER AND NOT TENDER THEIR SHARES OF HEALTHDYNE COMMON STOCK PURSUANT TO THE INVACARE OFFER.

  Background.

     Over the past three years, Invacare has approached Healthdyne on several occasions to discuss possible business combination transactions, and on each occasion after due consideration of the Invacare overture, Healthdyne determined not to pursue a transaction with Invacare.

     In February 1996, following receipt by Healthdyne from certain companies, including Invacare, of indications of interest in pursuing a business combination, the Board of Directors reviewed with management Healthdyne's strategic business plan and consulted with legal counsel concerning the Board of Directors' fiduciary duties. The Board of Directors concluded that it was not in the best interest of Healthdyne or its shareholders to pursue a sale of Healthdyne at that time and the Board of Directors did not want to pursue that option. Management was directed to respond to further exploratory written requests by communicating that the Board of Directors had concluded that it was not in Healthdyne's best interest to pursue a sale of Healthdyne at this time and was instructed to keep the Board of Directors informed of any such requests. Management was further directed that any specific proposal for the acquisition of Healthdyne should be brought to the Board of Directors' attention immediately.

     On July 25, 1996, Thomas R. Miklich, Chief Financial Officer and General Counsel of Invacare, contacted Robert Johnson, as Senior Vice President of Healthdyne, to express Invacare's interest in acquiring Healthdyne. Mr. Johnson responded that the Board had determined that it was not in the best interests of the shareholders to pursue a sale of Healthdyne at this time. Subsequently, A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, called Craig B. Reynolds, President and Chief Executive Officer of Healthdyne, to inquire again about a potential combination. After further consideration among Healthdyne

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directors and members of management, Parker H. Petit, Chairman of the Board of
Directors of Healthdyne, reiterated to Mr. Mixon that Healthdyne's directors did not wish to pursue a sale of Healthdyne at that time.

     On January 2, 1997, Mr. Mixon sent a letter to Mr. Reynolds, indicating Invacare's persistent interest in a combination and proposing to acquire Healthdyne in a negotiated merger transaction in which shareholders of Healthdyne would receive $12.50 in cash for each share of Healthdyne Common Stock (the "Invacare Initial Proposal"). The text of the January 2, 1997 letter is attached to this Schedule 14D-9 as Exhibit 14. Mr. Reynolds sent a copy of the letter to each member of the Board of Directors and, after consultation with certain directors, on January 8, 1997, Mr. Reynolds sent a letter to Mr. Mixon (such letter is attached to this Schedule 14D-9 as Exhibit 15), stating that the Healthdyne Board of Directors planned to consider the Invacare Initial Proposal at its next regularly scheduled Board of Directors meeting. Two days later, on January 10, 1997, Invacare issued a press release disclosing the Invacare Initial Proposal to acquire all Healthdyne shares. Such press release is attached to this Schedule 14D-9 as Exhibit 16.

     Following Invacare's January 10 press release, Healthdyne issued a press release on the same day in which it stated that its Board of Directors would consider Invacare's proposal in due course, adding "[w]e are surprised that Invacare has now elected to make and publicly announce an offer before our board has had an opportunity to adequately consider their initial proposal. . ." A copy of this press release is attached to this Schedule 14D-9 as Exhibit 17.

     On January 15, 1997, the Healthdyne Board of Directors met to discuss the Invacare Initial Proposal and appointed Cowen & Company ("Cowen"), as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as legal advisor to the Board of Directors. Healthdyne issued a press release on January 16, 1997 announcing these appointments, a copy of which is attached to this Schedule 14D-9 as Exhibit 18.

     On January 23, 1997, the Healthdyne Board of Directors met again to review Healthdyne's financial performance and the Invacare Initial Proposal. The Board of Directors was advised by management and by Cowen as to Healthdyne's strategic plans for new products, business expansion and potential earnings growth. Cowen reviewed the current strategic and financial environment in which Healthdyne operates and summarized enterprise values and valuation trends related to comparable companies in the respiratory products industry. Cowen reviewed analyst estimates regarding Healthdyne's potential earnings per share and future prospects. Cowen reviewed Healthdyne's financial projections, including Healthdyne's 1997 and 1998 business plan, as well as the potential financial impact of management's estimates regarding Healthdyne's market penetration, product mix and the profitability of its various business lines. Cowen reviewed the potential valuation implications of various earnings per share projections relative to a range of industry price/earnings multiples. Cowen also compared the multiples implied by the Invacare Initial Proposal relative to other transactions in the respiratory products industry. In addition, Cowen reviewed a discounted cash flow analysis of Healthdyne based on management's projections of future financial performance. In summary, Cowen concluded that the Invacare Initial Proposal was grossly inadequate from a financial point of view. The Board of Directors was also advised by its legal counsel as to its fiduciary duties and, among other things, the merits of electing to be governed by Georgia's Fair Price Statute. Based on this discussion and advice, the Board of Directors determined that the sale of Healthdyne was not in the best interests of its shareholders at such time.

     Accordingly, on Friday, January 24, 1997, Healthdyne issued a press release, attached to this Schedule 14D-9 as Exhibit 19, rejecting the Invacare Initial Proposal. Such press release explained that the Board of Directors had received the opinion of its investment bankers that the $12.50 per share offer was grossly inadequate, and indicated that Healthdyne planned to release in early February information concerning various developments and strategic initiatives which Mr. Reynolds stated had not been "fully appreciated by the investment community." Later that day, Healthdyne filed with the Securities and Exchange Commission a Current Report on Form 8-K which stated that on January 23, 1997, Healthdyne's Board of Directors had amended its By-Laws to (i) elect that Healthdyne be governed by the Georgia Fair Price Statute and (ii) remove from the By-Laws a provision requiring the annual meeting of shareholders to be held on the fourth Tuesday in April unless a different date was set by the Board of Directors.

     On the following Monday, January 27, 1997, Invacare and IHH commenced an unsolicited tender offer, delivered to Healthdyne letters making certain requests for shareholder information, commenced litigation

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against Healthdyne and certain of its directors (see Item 8) and issued the press release attached to this Schedule 14D-9 as Exhibit 20. Such press release stated that Invacare's wholly owned subsidiary IHH had commenced an all-cash tender offer for all outstanding shares of Healthdyne Common Stock at $13 per share, to be followed by a second-step merger. Such offer represented an 8.8% discount from the closing price of the Healthdyne Common Stock on January 30, 1997.

     On January 28, 1997, Healthdyne issued a press release, a copy of which is attached to this Schedule 14D-9 as Exhibit 21, urging its shareholders to "postpone their decision whether to accept or reject the Invacare Offer until the Board of Directors has had an opportunity to make a recommendation on the offer," which recommendation would be made no later than February 10, 1997. Noting that the Invacare Offer does not expire until February 24, 1997, Mr. Reynolds stated that "[s]hareholders should have time to receive the Board of Directors' recommendation and act in an informed manner."

     On January 30, 1997, Healthdyne's Board of Directors convened a meeting at which the Board of Directors, assisted by its financial and legal advisors, reviewed the Invacare Offer and its terms and conditions. The Board of Directors reviewed again Healthdyne's business strategy and strategic plan, and considered the potential for benefits both with and without a merger with Invacare. On January 30, 1997, Cowen updated its analysis to reflect the Invacare Offer and, using an analytical framework similar to that presented to the Board of Directors on January 23, 1997, Cowen reviewed the Invacare Offer. In addition, Cowen reviewed the reaction of the financial markets to the Invacare Offer and potential implications for Healthdyne and its shareholders. In summary, Cowen concluded that the Invacare Offer was grossly inadequate from a financial point of view. After lengthy discussions and presentations from Healthdyne's legal and financial advisors, the Board of Directors determined that the best means for providing value to its shareholders was for Healthdyne to continue to pursue its strategic plan and not to be put up for sale at this time. The Board of Directors unanimously concluded that, given projected earnings and the new products planned for introduction in the near future, the Invacare Offer was grossly inadequate and not in the best interests of Healthdyne and its shareholders. In particular, the Board of Directors determined that Healthdyne's current strategic plan offered the potential for greater benefits for Healthdyne's shareholders than the Invacare Offer, based on, among other things, greater opportunities for business expansion, revenue and earnings growth, and the introduction of new products and product lines into the health care market. A copy of a letter to shareholders communicating the Board of Director's recommendation and a form of press release announcing such recommendation are filed as Exhibits 22 and 23 hereto, respectively, and are incorporated herein by reference.

     ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HEALTHDYNE'S SHAREHOLDERS REJECT THE INVACARE OFFER AND NOT TENDER THEIR SHARES OF HEALTHDYNE COMMON STOCK PURSUANT TO THE INVACARE OFFER.

  Factors Considered.

     In reaching the conclusions stated above, the Board of Directors took into account a variety of factors, including but not limited to:

          (1) The Board of Directors' familiarity with the financial condition, business opportunities and current strategies of Healthdyne, the nature of the markets in which Healthdyne competes and the Board of Directors' confidence in management and firm belief that the Invacare Offer does not reflect the fair value of Healthdyne. Specifically, the Board of Directors determined that the Invacare Offer failed to reflect:

             (a) Healthdyne's leading and innovative position in the respiratory products industry.

             (b) The number of significant new products planned for introduction by Healthdyne into the medical device market.

             (c) The expected revenue and earnings growth based on such new products and Healthdyne's competitive position in such markets.

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          (2) Healthdyne's prospects for future growth and expansion, based on its strategic plans, the strategic alliances and other initiatives which have recently been implemented and investments that have been made in an effort to expand Healthdyne's product lines and devices offered to the market, and the development of new products as well as enhancements to existing products currently offered by Healthdyne.

          (3) The opinion of Cowen to the effect that the price offered pursuant to the Invacare Offer is grossly inadequate from a financial point of view to the shareholders of Healthdyne (other than Invacare). A copy of the written opinion of Cowen which sets forth the assumptions made and matters considered is attached to this Schedule 14D-9 as Exhibit 24.

          (4) The disruptive effect of the Invacare Offer on Healthdyne's employees, suppliers and customers.

          (5) The fact that Healthdyne Common Stock has traded as high as $14.75 per share as recently as June 1996 and closed at $14.25 per share on January 30, 1997.

          (6) The fact that, in the event that Healthdyne decides to pursue a sale at some future date, the opportunity to enter into a "pooling" transaction would become available only after May 1997.

          (7) The Board of Directors' commitment to protecting the best interests of the Healthdyne shareholders.

     In light of the numerous factors evaluated in connection with its consideration of the Invacare Offer, the Healthdyne Board of Directors determined that the Invacare Offer was not in the best interests of its shareholders.

     The foregoing discussion of the information and factors considered by the Healthdyne Board of Directors is not intended to be exhaustive but includes all material factors considered by the Healthdyne Board of Directors. In reaching its determination to recommend rejection of the Invacare Offer, the Healthdyne Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Healthdyne Board of Directors received the advice of legal and financial advisors retained to provide advice and counsel to the Board of Directors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     On January 15, 1997, Healthdyne retained Cowen as financial advisor, to assist Healthdyne in its review of the Invacare Offer. As compensation for its services, Cowen is entitled to compensation as follows: a retainer fee aggregating $350,000 (payable $50,000 upon the date of Cowen's engagement, $50,000 on April 1, 1997 and $250,000 on December 31, 1997); and a fee of one percent of the consideration paid or payable in connection with certain transactions involving a change in control of Healthdyne. The retainer fee will be credited against any such transaction fee. Healthdyne has also agreed to reimburse Cowen, from time to time upon request, for its reasonable out-of-pocket expenses incurred by Cowen in connection with its activities as Healthdyne's financial advisor.

     In addition, on January 15, 1997, Healthdyne retained D.F. King & Co., Inc. to act as proxy solicitor in connection with the Invacare Offer for customary fees.

     Except as set forth above, neither Healthdyne nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the Invacare Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of Healthdyne, no transactions in Healthdyne Common Stock have been effected during the past 60 days by Healthdyne or any executive officer, director, affiliate or subsidiary of Healthdyne except as follows: in December 1996, effective January 1, 1997, the Stock Option Committee of

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the Board of Directors granted to executive officers and employees of Healthdyne under the 1996 Stock Option Plan options to purchase 250,250 shares of Healthdyne Common Stock at an exercise price of $8.9375 per share.

     (b) To the best knowledge of Healthdyne, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the Invacare Offer, any shares of Healthdyne Common Stock which are held of record or are beneficially owned by such persons or to otherwise sell any such shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) To the best knowledge of Healthdyne, there are currently no negotiations being undertaken in response to the Invacare Offer that relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving Healthdyne or any subsidiary thereof; (2) a purchase, sale or transfer of a material amount of assets by Healthdyne or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of Healthdyne; or (4) any material change in the present capitalization or dividend policy of Healthdyne.

     Although Healthdyne is not currently for sale and is not pursuing discussions with third parties, in the event that Healthdyne decides to engage in a sale or other transaction in the future, any disclosure with respect to the parties to, and the possible terms of, any transaction or proposal might jeopardize any discussions or negotiations that the Board of Directors might conduct. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

     (b) To the best knowledge of Healthdyne, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the Invacare Offer, other than as described in Item 3(b) of this
Schedule 14D-9, which relates to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  Certain Litigation.

     On January 27, 1997 Invacare and IHH (the "Plaintiffs") filed a complaint (the "Complaint") in the United States District Court for the Northern District of Georgia, Atlanta Division. Named as defendants in the Complaint are Healthdyne and Craig B. Reynolds, J. Terry Dewberry, Alexander H. Lorch, J. Leland Strange, James J. Wellman and J. Paul Yokubinas, each of whom serves on the Healthdyne Board of Directors. In the Complaint, Plaintiffs allege that the Continuing Director Provision (as hereinafter defined) of the Healthdyne Shareholders Rights Plan violates the Georgia Business Corporation Code (the "GBCC") and the Supremacy and Commerce Clauses of the United States Constitution; the Healthdyne Board of Directors breached their fiduciary duties in refusing to redeem or amend the Healthdyne Shareholders Rights Plan and in using the Rights Plan, the Georgia Fair Price Statute, and the Georgia Business Combination Statute to impede the Invacare Offer; the Georgia Fair Price Statute violates the Supremacy, Due Process and Commerce Clauses of the United States Constitution and the Due Process Clause of the Georgia Constitution; the aggregate effect of the Georgia Fair Price Statute, the Georgia Business Combination Statute and Section 624 of the GBCC ("Section 624") violates the Supremacy and Commerce Clauses of the United States Constitution; and the Healthdyne Board of Directors breached its fiduciary duties in attempting to impede the Invacare Offer.

     In the Complaint, Plaintiffs also state that Invacare intends, if necessary, to nominate a new slate of directors for election at Healthdyne's next annual meeting. The Complaint seeks (1) a declaration that the Continuing Director Provision of the Healthdyne Shareholders Rights Plan is either per se invalid and unenforceable or invalid and unenforceable as applied; (2) an injunction compelling the Healthdyne Board of Directors to redeem the Rights associated with the Shareholders Rights Plan; (3) an injunction compelling the Healthdyne Board of Directors to approve the Invacare Offer and proposed merger for the purposes of the

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Georgia Fair Price Statute and Georgia Business Combination Statute; (4) a
declaration that the Georgia Fair Price Statute, the Georgia Business Combination Statute and Section 624 applied together and the Georgia Fair Price Statute as applied alone are unconstitutional; (5) an injunction against the Healthdyne Board of Directors taking any steps to impede the Invacare Offer; (6) a declaration that the Invacare Offer and proposed merger comply with all applicable laws; and (7) an award of Plaintiffs' costs, disbursements and attorneys fees.

  Georgia Fair Price and Business Combination Statutes.

     Under Georgia law, Georgia corporations may adopt a provision in their bylaws requiring that "Business Combinations" be approved by a special vote of the board of directors and/or the shareholders unless certain fair pricing criteria are met. Georgia corporations may also adopt a provision in their articles of incorporation or bylaws which requires that "Business Combinations" with "Interested Shareholders" be approved by a super majority vote. These provisions, both of which have been adopted by Healthdyne, are described below.

     The Georgia Fair Price Statute (O.C.G.A. Sections 14-2-1110 through 14-2-1113) authorizes a corporation to adopt a bylaw provision which requires special approval by the board of directors and/or shareholders for "Business Combinations" unless certain "fair price" criteria are met. Generally, for purposes of this statute, "Business Combination" is defined to include mergers, sales of assets out of the ordinary course of business, liquidations, and certain issuances of securities involving the corporation and any "Interested Shareholder." For purposes of this statute, an "Interested Shareholder" is defined as a person or entity that is the beneficial owner of 10% or more of the outstanding shares of the corporation's voting stock, or a person or entity that is an affiliate of the corporation and, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the then outstanding shares of the corporation's voting stock. A Business Combination with an Interested Shareholder must meet one of three criteria: (i) the transaction must be unanimously approved by the "Continuing Directors" (directors who served as directors immediately prior to the date the Interested Shareholder first became an Interested Shareholder and who are not affiliates or associates of the Interested Shareholder), provided that the Continuing Directors constitute at least three members of the board of directors at the time of such approval: (ii) the transaction must be recommended by at least two-thirds of the Continuing Directors and approved by a majority of the votes entitled to be cast by holders of voting shares, excluding shares held by the Interested Shareholder; or (iii) the terms of the transaction must meet fair pricing criteria and certain other tests intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless of when they sell to the acquiring party. The Board of Directors of Healthdyne amended the Bylaws of Healthdyne to elect to be governed by the Georgia Fair Price Statute on January 23, 1997.

     The Georgia Business Combination Statute (O.C.G.A. Sections 14-2-1131 through 14-2-1133) authorizes a corporation to adopt a bylaw provision which prohibits "Business Combinations" with "Interested Shareholders" occurring within five years of the date a person first becomes an Interested Shareholder, unless special approval of the transaction is obtained. For purposes of this statute, "Business Combination" is defined to include mergers, sales of 10% or more of the corporation's net assets, and certain issuances of securities involving the corporation and any "Interested Shareholder." "Interested Shareholder" has the same definition as under the Georgia Fair Price Statute. Any Business Combination with an Interested Shareholder within five years of the date such person first became an Interested Shareholder requires approval in one of three ways: (i) prior to becoming an Interested Shareholder, the corporation's board of directors must have approved the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; (ii) the Interested Shareholder acquires at least 90% of the outstanding voting stock of the corporation (other than shares owned by officers, directors and their affiliates and associates) in the same transaction in which such person becomes an Interested Shareholder; or (iii) subsequent to becoming an Interested Shareholder, such person acquires additional shares resulting in ownership of at least 90% of the outstanding shares (other than shares owned by officers, directors and their affiliates and associates), and obtains the approval of the Business Combination by the holders of a majority of the remaining shares. The Board of Directors of Healthdyne amended the Bylaws of Healthdyne to elect to be governed by the Georgia Business Combination Statute on April 20, 1995, which amendment became effective as of May 22, 1995.

  Shareholder Rights Plan.

     On April 20, 1995, the Board of Directors of Healthdyne declared a dividend distribution of one Right for each outstanding share of the Healthdyne Common Stock to shareholders of record at the close of business on May 22, 1995. Each Right entitles the registered holder to purchase from Healthdyne a unit consisting of one one-hundredth of a share (a "Unit") of Series B Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $50 per Unit, subject to adjustment. The purchase price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Healthdyne and SunTrust Bank, Atlanta, as Rights Agent.

     Initially, the Rights attached to all Healthdyne Common Stock certificates representing shares then outstanding, and no separate Rights Certificates were distributed. The Rights will separate from the Healthdyne Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Healthdyne Common Stock (the "Stock Acquisition Date"), or (ii) at such time as Healthdyne's Board of Directors may designate following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Healthdyne Common Stock. Until the Distribution Date, (i) the Rights are evidenced by the Healthdyne Common Stock certificates and can be transferred with and only with such Healthdyne Common Stock certificates, (ii) new Healthdyne Common Stock certificates issued after May 22, 1995 contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Healthdyne Common Stock outstanding will also constitute the transfer of the Rights associated with the Healthdyne Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 22, 2005, unless earlier redeemed by Healthdyne as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Healthdyne Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Healthdyne Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Distribution Date, (i) Healthdyne is the surviving corporation in a merger with an Acquiring Person or an associate or affiliate of an Acquiring Person and the Healthdyne Common Stock is not changed or exchanged, or (ii) a person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the then outstanding shares of Healthdyne Common Stock (except pursuant to a tender offer or exchange offer for all outstanding shares of Healthdyne Common Stock approved by a majority of the Continuing Directors (as hereinafter defined)), or (iii) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (iv) in the event of certain transactions between an Acquiring Person or an Affiliate of an Acquiring Person and Healthdyne, each holder of a Right will thereafter have the right to receive, upon exercise, Healthdyne Common Stock (or, in certain circumstances, cash, property or other securities of Healthdyne) having a value equal to two times the exercise price of the Right. The term "Continuing Director" means any member of Healthdyne's Board of Directors who was a member of the Board of Directors prior to May 22, 1995, the date of the Rights Agreement, or who has been subsequently elected to the Board of Directors if such director was recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person or any representative thereof. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Moreover, the Rights shall not be exercisable, and shall be null and void so long as held, by a holder (a "Nonqualified Holder") in any jurisdiction where the requisite qualification for the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by Healthdyne as set forth below.

     For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) or a Nonqualified Holder following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Healthdyne Common Stock (or other consideration, as noted above) for $50. Assuming that the Healthdyne Common Stock has a per share value of $14 at such a time, the holder of each valid Right would be entitled to purchase 7.14 shares of Healthdyne Common Stock for $50. Fractional shares will not be issued. In lieu of fractional shares of Healthdyne Common Stock, Healthdyne may pay to the registered holder of Rights Certificates at the time such Rights are exercised an amount in cash equal to the same fraction of the current market value of one share of the Healthdyne Common Stock.

     In the event that, at any time following the Stock Acquisition Date, (i) Healthdyne is acquired in a merger or other business combination transaction in which Healthdyne is not the surviving corporation (other than a merger described in the second preceding paragraph), (ii) Healthdyne is the surviving corporation in a merger or consolidation with another person and all or part of the Healthdyne Common Stock is changed or exchanged, or (iii) 50% or more of Healthdyne's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular semiannual cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exception, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time until ten days following the Stock Acquisition Date (as such period may be extended by Healthdyne pursuant to the Rights Agreement), Healthdyne may redeem the Rights in whole, but not in part, at a price of $.01 per Right provided that in certain circumstances such redemption will require the concurrence of a majority of the Continuing Directors (the "Continuing Director Provision"). The Continuing Director Provision requires the concurrence of a majority of the Continuing Directors to redeem the Rights on or after the time a person becomes an Acquiring Person or on or after a change (resulting from a proxy or consent solicitation) in a majority of Healthdyne's directors if any person who participates in such solicitation states, or a majority of the Board of Directors of Healthdyne determines in good faith, that such person (or any of its affiliates or associates) intends to take, or may consider taking, any action which would result in such person becoming an Acquiring Person or which would cause the occurrence of a Triggering Event. After the 10-day period following the Stock Acquisition Date has expired, this right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Healthdyne Common Stock in a transaction or series of transactions not involving Healthdyne and there are no other Acquiring Persons. After the above 10-day period expires and prior to the occurrence of a Triggering Event, Healthdyne may redeem the Rights provided that such redemption is incidental to a merger, consolidation or other business combination involving Healthdyne or a reorganization or restructuring of Healthdyne which is approved by a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of Healthdyne, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights is not taxable to shareholders or to Healthdyne, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Healthdyne Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

     The Rights Agreement may be amended in certain instances so long as there are Continuing Directors and a majority of such Continuing Directors votes in favor of the proposed amendment. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which is defective or inconsistent with another provision therein, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and no amendment shall be made to lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the common equity of Healthdyne, including the holders of the Rights. On January 30, 1997, the Healthdyne Board of Directors amended the Rights Agreement to allow the Board of Directors, in its discretion, to designate when the Rights will be evidenced by separate rights certificates after a tender or exchange offer is first published or sent.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Rights Agent and a copy of the amendment to the Rights Agreement, dated January 30, 1997, is attached hereto as Exhibit 25. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

  Severance Plans.

     On January 23, 1997, the Board of Directors of Healthdyne amended its Corporate Severance Plan and adopted a Special Severance Pay Plan for the sales organization in order to reassure the employee organization given the concerns raised by recent hostile takeover activity.

     Corporate Severance Plan. Prior to the amendment, plan benefits were capped at eight years of service. The amendment removes the cap and provides an additional week of severance per year of service in excess of eight years of service. The amendment also deletes certain classifications of people eligible to receive benefits under the plan, namely persons receiving benefits under Noncompetition Agreements providing for payments following a change in control, employees receiving benefits under the Special Severance Pay Plan described below and non-U.S. based employees. The plan was also made non-amendable and non-terminable by Healthdyne following a Change in Control of Healthdyne.

     Special Severance Pay Plan. The Special Severance Pay Plan for the sales organization provides special severance pay benefits equal to nine months base salary to persons terminated within 15 months following a Change in Control. In exchange, sales employees must sign a one-year noncompetition agreement which would terminate in the event of a Change in Control. If there is no Change in Control within two years, the Special Severance Pay Plan would terminate; however, the employees in the sales organization would still be subject to their noncompetition agreements.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
   1       --  Excerpts from Healthdyne's Proxy Statement dated April 23,
               1996 for its 1996 Annual Meeting of Shareholders (the "1996
               Proxy Statement").
   2       --  Form of Noncompetition Agreements.
   3       --  Stock Option Plan (filed as Exhibit 10.8 to Healthdyne's
               Annual Report on Form 10-K for the fiscal year ended
               December 31, 1995 (the "1995 Form 10-K") and incorporated
               herein by reference) and Amendment thereto dated January 30,
               1997.
   4       --  Form of Stock Option Plan Agreement.
   5       --  1996 Stock Option Plan (filed as Exhibit A to the 1996 Proxy
               Statement and incorporated herein by reference).
   6       --  Form of 1996 Stock Option Plan Agreement.
   7       --  Stock Option Plan II (filed as an Exhibit to Healthdyne's
               Annual Report on Form 10-K for the fiscal year ended
               December 31, 1994 and incorporated herein by reference).
   8       --  Forms of Stock Option Plan II Agreement.
   9       --  Non-Employee Director Stock Option Plan (filed as Exhibit
               10.9 to the 1995 Form 10-K and incorporated herein by
               reference).
  10       --  Form of Non-Employee Director Stock Option Plan Agreement.
  11       --  Forms of Retirement Benefit Award Agreements.
  12       --  Amendment to the form of Retirement Benefit Award Agreement.
  13       --  Form of Split-Dollar Life Insurance Agreement.
  14       --  Letter dated January 2, 1997 from A. Malachi Mixon, III,
               Chairman and Chief Executive Officer of Invacare, to Craig
               B. Reynolds, President and Chief Executive Officer of
               Healthdyne.
  15       --  Letter dated January 8, 1997 from Mr. Reynolds to Mr. Mixon.
  16       --  Press release issued by Invacare on January 10, 1997.
  17       --  Press release issued by Healthdyne on January 10, 1997.
  18       --  Press release issued by Healthdyne on January 16, 1997.
  19       --  Press release issued by Healthdyne on January 24, 1997.
  20       --  Press release issued by Invacare on January 27, 1997.
  21       --  Press release issued by Healthdyne on January 28, 1997.
 *22       --  Letter to Shareholders regarding Board of Directors'
               recommendation.
  23       --  Press release issued by Healthdyne on January 31, 1997.
 *24       --  Opinion dated January 30, 1997 of Cowen & Company.
  25       --  Amendment dated January 30, 1997 to the Healthdyne Rights
               Agreement dated May 22, 1993 between Healthdyne and SunTrust
               Bank, Atlanta (formerly Trust Company Bank) as rights agent.

---------------

* Included in copy mailed to shareholders

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer

Dated: January 31, 1997